Exhibit 3.1
     The following is the amended Article VIII of Airgas, Inc’s By-laws:
ARTICLE VIII
CAPITAL STOCK
     Section 1. Certificates of Stock. The shares of capital stock of the Corporation shall be represented by certificates or such shares shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. If shares are represented by certificates, such certificates shall be in such form as shall be approved by the Board. The certificates (if any) representing shares of capital stock of the Corporation shall be signed by the Chairman of the Board, the President, and also the Treasurer or the Secretary, and may be sealed with the seal of the Corporation, or a facsimile thereof. The signatures of the aforesaid officers may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation or its employee. The validity of any stock certificate of the Corporation signed and executed by or in the name of duly qualified officers of the Corporation shall not be affected by the subsequent death, resignation, or the ceasing for any other reason of any such officer to hold such office, whether before or after the date borne by or the actual delivery of such certificate. The name of the person owning the shares represented thereby, with the number of such shares and the date of issue, shall be entered on the Corporation’s capital stock records.
     If the shares are held in certificated form, all certificates surrendered to the Corporation shall be canceled, and no new certificates shall be issued, nor shall any uncertificated shares be issued, until the former certificate for the same number of shares shall have been surrendered and canceled except in case of a lost or destroyed certificate.
     The Corporation may treat the holder of record of any share or shares of stock as the holder in fact thereof, and shall not be bound to recognize any equitable or other claim to interest in any such share or shares on the part of any other person, whether or not it shall express or other notice thereof, save as expressly provided by law.
     Section 2. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate for shares or uncertificated shares in place of a certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board may require the owner of the lost or destroyed certificate, or his legal representative, to give the Corporation a bond in form satisfactory to the Corporation sufficient to indemnify the Corporation, its transfer agents and registrars against any claim that may be made against them on account of the alleged lost or destroyed certificate or the issuance of such a new certificate or uncertificated shares.
     Section 3. Transfer of Shares. If shares are held in certificated form, such shares of the capital stock of the Corporation shall be transferable by the owner thereof in person or by duly authorized attorney, upon surrender of the certificates therefore properly endorsed. The Board, at its option, may appoint a transfer agent and registrar, or one or more transfer agents and one or more registrars, or either, for the stock of the Corporation.
     Section 4. Regulations. The Board shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation.